Exhibit 1

Option Agreement dated July 26, 2006 by and between the Ueberroth Family Trust dated June 27, 1986 and the Joseph J. Ueberroth Revocable Trust dated March 5, 1997

OPTION AGREEMENT

This Option Agreement (“the Agreement”) is entered into as of July 26, 2006 by and between Ueberroth Family Trust, dated June 27, 1986 (the “UFT”) and Joseph J. Ueberroth Revocable Trust, dated March 5, 1997 (JJURT).

1.	The Option

For the stated consideration, UFT agrees to sell the right to JJURT to purchase 300,000 shares of Ambassadors International, Inc common stock from UFT at the “Strike Price” stated below over the term of this agreement. The Option will terminate on the “Expiration Date” stated below.

2.	Strike Price

UFT and JJURT (“the parties”) agree that the Strike Price is $25 a share.

3.	Option Price

The parties agree that the consideration to purchase the Opinion (the “Option Price”) is $200,000. The parties agree that the consideration is due on the signing of the agreement. UFT agrees to provide a note to JJURT in the amount of the Option Price. The term of the note will be 18 months and will accrue interest at 6% annually. Both principal and interest are due at the last day of the 18 months (January 25, 2008).

4.	Term and Expiration Date

The parties agree that the Term of this agreement is eighteen (18) months and the Expiration Date is January 25, 2008.

5.	Other

This Agreement constitutes the entire agreement between UFT and JJURT, and there are no other agreements or understandings, which are not fully set forth herein.

Executed this 26th day of July 2006

Ueberroth Family Trust, dated June 27, 1986

By:	/s/ Virginia Ueberroth
Virginia Ueberroth
Its: Trustee

Joseph J. Ueberroth Revocable Trust, dated March 5, 1997

By:	/s/ Joseph Ueberroth
Joseph Ueberroth
Its: Trustee